

Mail Stop 3030

May 20, 2010

Via Facsimile and U.S. Mail

Mr. Christopher M. Cashman
Chief Executive Officer
SANUWAVE Health, Inc.
11680 Great Oaks Way, Suite 350
Alpharetta, GA   30022

> **Re: SANUWAVE Health, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-52985**

Dear Mr. Cashman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-7

– Revenue recognition, page F-9

1.   We note from disclosures on page 4 that you are "actively marketing dermaPACE to the European Community utilizing distributors in select countries." Please revise your disclosure here in future filings to address your revenue recognition policy relating to sales to distributors. In this regard, please also revise your disclosures in Critical Accounting Policies and Estimates on page 38 in future filings to discuss the material terms of your agreements with distributors, including any rights of return, price protection, sales incentives or other post-shipment obligations relating to these arrangements. Discuss how any such terms impact your revenue recognition. Discuss any estimates and judgments made by management in connection with sales to distributors. Refer to SAB 104 and section 605-15-25 of the FASB Accounting Standards Codification as appropriate.

Note 3. Discontinued Operations, page F-13

2.   With respect to the sale of your veterinary business in June 2009, we note from your disclosures on page 40 that you are continuing to provide purchasing, production, shipping and warehousing services to Pulse Vet for a fee until April 30, 2011. Please tell us how you evaluated the criteria of paragraph 205-20-45-1 of the FASB Accounting Standards Codification in concluding that the veterinary business should be reported as discontinued operations.

Note 7. Assets Held for Sale, page F-19

3.   We note your disclosure here that as of October 1, 2009, your management determined that the Ossatron device fixed assets and related parts inventory were not likely to be sold within the next twelve months and that you reclassified these assets to continuing operations and depreciation on the fixed asset was restarted. Please address the following:

   • Tell us what plans management currently has relating to the assets and inventory.
   • In light of your conclusion that the assets are not likely to be sold within the next twelve months, discuss how management has evaluated the recoverability of the assets.
   • You state that you have reclassified the assets to continuing operations, however, we note that you continue to refer to the assets as "assets held for sale." Please explain to us why you believe presentation of these assets as "assets held for sale" is appropriate and

        consistent with the guidance in paragraph 360-10-45-10 of the FASB Accounting
Standards Codification.

- In connection with your reclassification of the fixed assets from discontinued operations to continuing operations, tell us how you considered the guidance in paragraph 360-10-35-44 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 30 calendar days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief